Exhibit 99.1

Global Cord Blood Corporation Reports Financial Results

for the Second Quarter and First Half of Fiscal 2021

Added 17,643 New Subscribers in 2Q21

Conference Call to be Held on November 25, 2020, at 8:00 a.m. ET

HONG KONG, China, November 24, 2020 — Global Cord Blood Corporation (NYSE: CO) (“GCBC” or the “Company”), China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services, today announced its unaudited financial results for the second quarter and first half of fiscal 2021 ended September 30, 2020.

Second Quarter of Fiscal 2021 Highlights

•	Revenues decreased by 8.9% year-over-year (“YoY”) to RMB285.6 million ($42.1 million).
•	New subscribers and accumulated subscriber base were 17,643 and 867,180[1], respectively.
•	Gross profit decreased by 9.1% YoY to RMB240.9 million ($35.5 million). Gross margin edged down slightly to 84.3% from 84.6% in the prior year period.
•	Operating income decreased by 3.7% YoY to RMB139.2 million ($20.5 million). Operating margin increased to 48.7% from 46.1% in the prior year period.
•	Operating income before depreciation and amortization (“non-GAAP operating income[2]”) decreased by 3.5% YoY to RMB151.4 million ($22.3 million).
•	Net income attributable to the Company’s shareholders increased by 9.2% to RMB131.4 million ($19.4 million), largely due to an increase in fair value of equity securities (“mark-to-market gain”).
•	Net cash provided by operating activities was RMB174.8 million ($25.7 million).

First Half of Fiscal 2021 Highlights

•	Revenues decreased by 3.5% YoY to RMB566.5 million ($83.4 million).
•	New subscribers and accumulated subscriber base were 34,876 and 867,180[1], respectively.
•	Gross profit decreased by 2.9% YoY to RMB478.4 million ($70.5 million).
•	Operating income increased by 6.2% YoY to RMB272.7 million ($40.2 million).
•	Non-GAAP operating income[2] increased by 5.5% YoY to RMB297.3 million ($43.8 million).
•

Net income attributable to the Company’s shareholders increased by 15.4% to RMB263.9 million ($38.9 million), mainly due to the decrease in operating expenses and the mark-to-market gain in the six reporting months.

•	Net cash provided by operating activities was RMB274.6 million ($40.5 million).

“ We successfully managed to recruit 17,643 new subscribers in the second quarter, keeping us on track to meet our annual target despite challenges associated with Covid-19, a downward trend in newborns and an overall cautious consumer environment,” said Ms. Ting Zheng, Chairperson and Chief Executive Officer of GCBC. “Although future regulation in the cord blood banking industry in China remains unclear, we continue to prepare for multiple potential outcomes and carry on with our business expansion and risk diversification efforts.”

Summary – Second Quarter and First Half Ended September 30, 2019 and 2020

	Three Months Ended September 30,			Six Months Ended September 30,
	2019	2020		2019	2020
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	313,464	285,607	42,066	586,839	566,520	83,440
Gross Profit	265,149	240,909	35,483	492,775	478,359	70,455
Operating Income[3]	144,435	139,161	20,497	256,821	272,670	40,163
Change in Fair Value of Equity Securities	(7,043)	5,699	839	2,936	24,104	3,550
Dividend Income	-	1,281	189	507	1,281	189
Net Income Attributable to the Company’s Shareholders	120,353	131,434	19,360	228,697	263,943	38,877
Earnings per Ordinary Share (RMB/US$)
– Basic	0.99	1.08	0.16	1.88	2.17	0.32
– Diluted	0.99	1.08	0.16	1.88	2.17	0.32

Revenues Breakdown (%)
Processing Fees and Other Services	63.9%	57.5%		62.7%	57.5%
Storage Fees	36.1%	42.5%		37.3%	42.5%

New Subscribers (persons)	21,551	17,643		42,366	34,876
Total Accumulated Subscribers (persons)	791,812	867,180[1]		791,812	867,180[1]

Summary – Selected Cash Flow Statement Items

	Three Months Ended September 30,			Six Months Ended September 30,
	2019	2020		2019	2020
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	208,255	174,814	25,747	378,011	274,643	40,450
Net cash provided by/(used in) investing activities	1,396	(3,876)	(571)	(5,229)	(11,320)	(1,667)
Net cash used in financing activities	(4,039)	(6,074)	(895)	(4,039)	(6,074)	(895)

Second Quarter of Fiscal 2021 Financial Results

REVENUES. Revenues decreased by 8.9% YoY to RMB285.6 million ($42.1 million) in the second quarter of fiscal 2021, as the decrease in revenues from processing fees and other services from fewer new subscribers outpaced growth in storage fee revenues.

Despite facing difficulties in the second quarter, the Company recruited 17,643 new subscribers. Revenues generated from processing fees and other services in the reporting quarter decreased by 18.1% YoY to RMB164.3 million ($24.2 million), representing 57.5% of total revenues compared to 63.9% in the prior year period.

The accumulated subscriber base as of September 30, 2020 expanded to 867,1801. Revenues generated from storage fees increased by 7.3% YoY to RMB121.3 million ($17.9 million) in the reporting quarter.

GROSS PROFIT. Gross profit for the second quarter decreased by 9.1% YoY to RMB240.9 million ($35.5 million). Gross margin decreased slightly to 84.3% from 84.6% in the prior year period, as raw material cost continued to exert margin pressure despite cost-saving efforts.

OPERATING INCOME. As cost-saving measures were implemented to counter the topline decrease, operating income for the reporting quarter decreased by 3.7% YoY to RMB139.2 million ($20.5 million). Operating margin improved to 48.7% from 46.1% in the prior year period, primarily due to measures taken to improve cost-efficiency. Depreciation and amortization expenses for the second quarter were RMB12.3 million ($1.8 million), representing a slight decrease from RMB12.5 million in the prior year period. Non-GAAP operating income2 decreased by 3.5% YoY to RMB151.4 million ($22.3 million) in the reporting quarter.

Research and Development Expenses. Research and development expenses decreased to RMB5.0 million ($0.7 million) from RMB6.4 million in the prior year period.

Sales and Marketing Expenses. Sales and marketing expenses decreased to RMB54.1 million ($8.0 million) from RMB64.9 million in the prior year period, due to the Company’s ongoing efforts to effectively manage its sales, marketing and promotional activities in light of weak demand. In particular, the reduction in sales force head count and remuneration, as well as fewer promotional activities, kept sales and marketing expenses in check with the topline reduction. Sales and marketing expenses as a percentage of revenues decreased to 19.0%, compared to 20.7% in the prior year period and 19.6% in the prior quarter.

General and Administrative Expenses. General and administrative expenses decreased by 13.7% YoY to RMB42.7 million ($6.3 million) as a result of lower staff costs and provisions. General and administrative expenses as a percentage of revenues decreased to 14.9% from 15.8% in the prior year period and 15.9% in the prior quarter.

OTHER INCOME AND EXPENSES.

Change in fair value of equity securities. In the reporting period, the Company recognized a mark-to-market gain of RMB5.7 million ($0.8 million), compared to a mark-to-market loss of RMB7.0 million in the prior year period. The changes were mainly attributable to the Company’s investments in equity securities.

Dividend Income. In the second quarter, the Company received RMB1.3 million ($0.2 million) dividend income from the Company’s equity investments, whereas no such income was recorded in the prior year period.

NET INCOME ATTRIBUTABLE TO THE COMPANY’S SHAREHOLDERS. The recognition of mark-to-market gain and dividend income compensated for the decline in operating income. Income before income tax for the second quarter increased by 8.4% YoY to RMB156.2 million ($23.0 million). Income tax expense for the second quarter was RMB22.9 million ($3.4 million). Net income attributable to the Company’s shareholders for the reporting quarter increased by 9.2% YoY to RMB131.4 million ($19.4 million). Net margin for the reporting quarter improved to 46.0% from 38.4% in the prior year period.

EARNINGS PER SHARE. Basic and diluted earnings per ordinary share for the second quarter of fiscal 2021 was RMB1.08 ($0.16).

First Half of Fiscal 2021 Financial Results

For the first half of fiscal year 2021, total revenues decreased by 3.5% YoY to RMB566.5 million ($83.4 million). The decrease was mainly due to the decline in new subscribers. Revenues from processing fees and other services decreased by 11.4% YoY to RMB325.9 million ($48.0 million), whereas revenues from storage fees increased by 10.0% YoY to RMB240.6 million ($35.4 million). Gross profit decreased by 2.9% YoY to RMB478.4 million ($70.5 million). Operating income increased by 6.2% YoY to RMB272.7 million ($40.2 million). Non-GAAP operating income2 increased by 5.5% YoY to RMB297.3 million ($43.8 million). Net income attributable to the Company’s shareholders improved by 15.4% to RMB263.9 million ($38.9 million). Basic and diluted earnings per ordinary share was RMB2.17 ($0.32). Net cash provided by operating activities in the first half of fiscal 2021 was RMB274.6 million ($40.5 million).

Corporate Developments

•                On June 4, 2019, the Board of Directors of the Company (the “Board”) received a non-binding proposal letter from Cordlife Group Limited (“Cordlife”), a company listed on the Mainboard of the Singapore Exchange Securities Trading Limited (“SGX”), pursuant to which Cordlife proposed to combine the businesses of Cordlife and the Company, by way of a statutory merger. According to the letter, Cordlife would issue approximately 2,497.9 million ordinary shares at an issue price of SGD0.5 per ordinary share in exchange for all of the outstanding ordinary shares of the Company at $7.50 per ordinary share. Upon completion of the proposed transaction, the Company’s ordinary shares would be delisted from the New York Stock Exchange, and Cordlife ordinary shares would continue to trade on the SGX. On June 5, 2019, the Board formed a special committee of independent directors (the “Special Committee”) who are not affiliated with Cordlife to evaluate such proposal.

On November 11, 2019, the Company appointed Mr. Jack Chow as an independent non-executive director (“INED”) of the Board. Mr. Chow has extensive professional experience and a broad network in the finance and investment industry. He replaced Mr. Mark Chen as a member of the Audit Committee and Ms. Jennifer Weng as a member of the Special Committee. Mr. Chow also joined the Board’s Compensation Committee and Nominating and Corporate Governance Committee.

On February 6, 2020, the Company appointed Mr. Jacky Cheng as an INED of the Board. Mr. Cheng has extensive professional experience and knowledge in legal and compliance and Chinese laws. He joined the Board’s Compensation Committee as a member and the Company’s Special Committee as a member. Currently, the Special Committee is composed of four members, including Mr. Mark Chen, Dr. Ken Lu, Mr. Jack Chow, and Mr. Jacky Cheng.

•                The Company cautions its shareholders and others considering trading its ordinary shares that no decisions have been made with respect to the Company’s response to the proposed transaction with Cordlife. The proposed transaction is still subject to various conditions, including but not limited to, completion of due diligence, parties entering into a definitive agreement, and/or each of Cordlife and the Company obtaining its relevant regulatory and shareholder approvals. In addition, litigation has been filed in the Cayman Islands challenging the proposed transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated.

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Wednesday, November 25, 2020, to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session. Interested parties can access the audio webcast through the Company’s IR website at http://ir.globalcordbloodcorp.com. A replay of the webcast will be accessible two hours after the conference call and available for seven days at the same URL above. Listeners can also access the call by dialing 1-646-722-4977 or 1-855-824-5644 for US callers, or +852-3027-6500 for Hong Kong callers, access code: 84298954#.

1 During the three months and six months ended September 30, 2020, 17,643 and 34,876 new subscribers were recruited, respectively. The Company reclassified 396 and 790 private cord blood units as donated cord blood units during the three months and six months ended September 30, 2020, respectively, after the Company determined that the recoverability of these prior private cord blood banking subscribers was remote. Therefore, the Company terminated their subscription services according to the subscription contracts and these units are being treated as if they were donated cord blood units and will be part of the Company’s non-current inventories. Hence, the net accumulated subscriber base was 867,180 as of September 30, 2020.

2 See exhibit 3 to this press release for a reconciliation of non-GAAP operating income to exclude the non-cash items related to the depreciation and amortization expenses to the comparable financial measure prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

3 The reported operating income for the three months ended September 30, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB12.5 million and RMB12.3 million ($1.8 million), respectively. The reported operating income for the six months ended September 30, 2019 and 2020 included depreciation and amortization expenses related to property, plant and equipment and intangible assets of RMB24.9 million and RMB24.6 million ($3.6 million), respectively.

Use of Non-GAAP Financial Measures

GAAP results for the three months and six months ended September 30, 2020, include non-cash items related to depreciation and amortization expenses. To supplement the Company’s unaudited condensed consolidated financial statements presented on a U.S. GAAP basis, the Company has provided adjusted financial information excluding the impact of these items in this press release. The non-GAAP financial measure represents non-GAAP operating income. Such adjustment is a departure of U.S. GAAP; however, the Company’s management believes that these adjusted measures provide investors with a better understanding of how the results relate to the Company’s historical performance. Also, management uses non-GAAP operating income as a measurement tool for evaluating actual operating performance compared to budget and prior periods. These adjusted measures should not be considered an alternative to operating income, or any other measure of financial performance or liquidity presented in accordance with U.S. GAAP. These measures are not necessarily comparable to a similarly titled measure of another company. A reconciliation of the adjustments to U.S. GAAP results appears in exhibit 3 accompanying this press release. This additional adjusted information is not meant to be considered in isolation or as a substitute for U.S. GAAP financials. The adjusted financial information that the Company provides also may differ from the adjusted information provided by other companies.

About Global Cord Blood Corporation

Global Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and the only cord blood banking operator with multiple licenses. Global Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services. For more information, please visit the Company’s website at: http://www.globalcordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to conform these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the effects of the current COVID-19 outbreak, including the inability of the Company’s salesforce to return to work due to current lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments in the U.S. affecting listed issuers whose independent registered public accounting firms are based in China and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; the non-binding proposal letter from Cordlife and the potential transaction contemplated by such letter, and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the period ended September 30, 2020 were made at the noon buying rate of RMB6.7896 to $1.00 on September 30, 2020 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Global Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

Global Cord Blood Corporation

Investor Relations Department

Tel: (+852) 3605-8180

Email: ir@globalcordbloodcorp.com

ICR, Inc.

William Zima

Tel: (+86) 10-6583-7511

U.S. Tel: (646) 405-5185

Email: William.zima@icrinc.com

EXHIBIT 1

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and September 30, 2020

	March 31,	September 30,
	2020	2020
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	5,473,373	5,729,503	843,864
Accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB111,869; September 30, 2020: RMB120,582 (US$17,760))	104,251	121,722	17,928
Inventories	43,758	56,106	8,264
Prepaid expenses and other receivables	44,785	67,604	9,957
Total current assets	5,666,167	5,974,935	880,013
Property, plant and equipment, net	522,679	514,153	75,726
Operating lease right-of-use assets	4,548	6,089	897
Non-current deposits	347,360	343,250	50,555
Non-current accounts receivable, less allowance for doubtful accounts (March 31, 2020: RMB71,421; September 30, 2020: RMB70,451 (US$10,376))	160,031	193,023	28,430
Inventories	85,109	88,335	13,010
Intangible assets, net	92,823	90,513	13,332
Investment in equity securities at fair value	101,306	120,670	17,773
Other equity investment	189,129	189,129	27,856
Deferred tax assets	50,701	52,823	7,780
Total assets	7,219,853	7,572,920	1,115,372

LIABILITIES
Current liabilities
Accounts payable	19,992	12,317	1,814
Accrued expenses and other payables	113,989	129,231	19,034
Operating lease liabilities	1,717	1,597	235
Deferred revenue	402,751	420,516	61,935
Income tax payable	32,329	31,542	4,646
Total current liabilities	570,778	595,203	87,664
Non-current deferred revenue	2,289,762	2,339,828	344,619
Non-current operating lease liabilities	1,782	1,724	254
Other non-current liabilities	450,900	467,236	68,816
Deferred tax liabilities	18,140	17,332	2,554
Total liabilities	3,331,362	3,421,323	503,907

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and September 30, 2020, respectively	83	83	12
Additional paid-in capital	2,101,582	2,101,582	309,529
Treasury stock, at cost (March 31 and September 30, 2020: 136,899 shares, respectively)	(2,815)	(2,815)	(415)
Accumulated other comprehensive losses	(94,663)	(99,304)	(14,626)
Retained earnings	1,877,940	2,141,883	315,467
Total equity attributable to Global Cord Blood Corporation	3,882,127	4,141,429	609,967
Non-controlling interests	6,364	10,168	1,498
Total equity	3,888,491	4,151,597	611,465
Total liabilities and equity	7,219,853	7,572,920	1,115,372

EXHIBIT 2

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Six Months Ended September 30, 2019 and 2020

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)

Revenues	313,464	285,607	42,066	586,839	566,520	83,440
Cost of revenues	(48,315)	(44,698)	(6,583)	(94,064)	(88,161)	(12,985)
Gross profit	265,149	240,909	35,483	492,775	478,359	70,455
Operating expenses
Research and development	(6,399)	(4,953)	(729)	(11,100)	(9,298)	(1,369)
Sales and marketing	(64,880)	(54,124)	(7,972)	(125,517)	(109,184)	(16,080)
General and administrative	(49,435)	(42,671)	(6,285)	(99,337)	(87,207)	(12,843)
Total operating expenses	(120,714)	(101,748)	(14,986)	(235,954)	(205,689)	(30,292)
Operating income	144,435	139,161	20,497	256,821	272,670	40,163
Other (expenses)/income, net
Interest income	6,502	8,810	1,298	12,722	15,577	2,294
Foreign currency exchange (losses)/gains	(162)	66	10	(190)	108	16
Change in fair value of equity securities	(7,043)	5,699	839	2,936	24,104	3,550
Dividend income	—	1,281	189	507	1,281	189
Others	422	1,195	176	762	2,918	430
Total other (expenses)/income, net	(281)	17,051	2,512	16,737	43,988	6,479
Income before income tax	144,154	156,212	23,009	273,558	316,658	46,642
Income tax expense	(22,087)	(22,890)	(3,371)	(41,563)	(48,911)	(7,205)
Net income	122,067	133,322	19,638	231,995	267,747	39,437
Net income attributable to non-controlling interests	(1,714)	(1,888)	(278)	(3,298)	(3,804)	(560)
Net income attributable to Global Cord Blood Corporation’s Shareholders	120,353	131,434	19,360	228,697	263,943	38,877

Earnings per share:
Attributable to ordinary shares
- Basic	0.99	1.08	0.16	1.88	2.17	0.32
- Diluted	0.99	1.08	0.16	1.88	2.17	0.32

Other comprehensive income/(losses), net of nil income taxes
- Foreign currency translation adjustments	12,800	(4,202)	(619)	23,153	(4,641)	(684)
Comprehensive income	134,867	129,120	19,019	255,148	263,106	38,753

Comprehensive income attributable to non-controlling interests	(1,714)	(1,888)	(278)	(3,298)	(3,804)	(560)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	133,153	127,232	18,741	251,850	259,302	38,193

EXHIBIT 3

GLOBAL CORD BLOOD CORPORATION

RECONCILIATION OF NON-GAAP OPERATING INCOME

For the Three Months and Six Months Ended September 30, 2019 and 2020

	Three months ended September 30,			Six months ended September 30,
	2019	2020		2019	2020
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands)
GAAP amount of operating income	144,435	139,161	20,497	256,821	272,670	40,163
Depreciation and amortization expenses[4]	12,455	12,266	1,807	24,900	24,622	3,626
Non-GAAP operating income	156,890	151,427	22,304	281,721	297,292	43,789

4 Depreciation and amortization expenses relate to property, plant and equipment and intangible assets respectively.